Mail Stop 6010

January 22, 2007

Mr. Daniel L. Baxter
President and Chief Executive Officer
Kinder Travel, Inc.
1960 143rd Street
Surrey, BC
Canada V4A 7Z2

> **Re: Kinder Travel, Inc.**
> **Registration Statement on Form SB-1, Amendment 4**
> **Filed January 11, 2007**
> **File No. 333-135689**

Dear Mr. Baxter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-1

Remuneration of Directors and Executive Officers, page 47

1. Please update the remuneration table so that it includes information for 2006.

<u>Interim Financial Report for the Nine Months Ended September 30, 2006, page Sept - 1</u>

<u>Statements of Cash Flows, page Sept - 4</u>

2. Regarding the revisions that you made in response to prior comment seven, it would not appear that accruing a liability at September 30, 2006 for the $7,108 in capitalizable website development costs would have resulted in any cash flows during the nine months then ended. As it does not appear appropriate to have revised net operating and investing cash for this accrual, please revise your statement of cash flows to exclude the effect of this accrual and to disclose it as a non-cash investing activity, as contemplated by paragraph 32 of SFAS 95. In addition, please confirm that, in future filings, you will reflect the payment of this accrual as a cash flow from investing activities in the period that the payment is made.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Luis Carrillo
        SteadyLaw Group, LLP
        6151 Fairmount Ave, Suite 201
        San Diego, CA 92120